BLUSHINGTON
BLUSHINGTON
BLOWOUTS
MAKEUP
SKINCARE
We are beauty.
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BLOWOUTS
MAKEUP
SKINCARE
@BLUSHINGTON
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INVEST IN **BLUSHINGTON**

Express beauty franchises for the $646B industry

blushington.com New York, NY











Female Founder Consumer Goods Retail Brick & Mortar Beauty

Highlights

1. 4M+ client appointments

2 $6.5M pipeline value of prospective franchisees, with 1st sold in Florida

3 750+ Pro Artists in stores and on platform

4 261 beauty advisor storefronts

5 $107 average order value & 1.75x average services per visit

6 58K+ Instagram & 20K+ Facebook followers

7 Vogue, New York Times, Forbes, WWD, NBC, Conde Nast, Marketwatch features

8 Veronica Beard, Cosmopolitan, Seventeen, Vogue, Farfetch, & Veuve Clicquot partnerships

Featured Investors

 **Dogwood Brands Company**   Follow

Dogwood Brands Company was formed in 2019 with a singular focus on building an enduring portfolio of franchised, licensed, and small businesses in growth markets across the US.

dogwoodbrands.com

Faisal Charania, Founder & CEO

"At Dogwood Brands Company, we have a track record of identifying and nurturing promising franchises with significant growth potential. Our mission to positively impact local economies aligns seamlessly with Blushington's vision to transform the $646 billion beauty industry, empowering artists and expanding their express beauty franchises nationwide. Blushington's innovative approach, offering a comprehensive suite of blowouts, makeup, and skincare services, addresses a critical need in the market for accessible and inclusive, high-quality beauty experiences. Under Natasha Cornstein's visionary leadership, Blushington has excelled in the brick-and-mortar space and built a scalable franchising model to help make Blushington beauty services accessible to people everywhere. With a $6.5 million pipeline of prospective franchisees and the first location already sold in Florida, Blushington is on a clear path to national expansion. Investing in Blushington was an easy decision for us. We're excited to be part of Blushington's journey as they open up this investment round to the community."



Rachel Geicke in Follow



Founder of Global Island Group (GIG), managing $60M+ in transactions & transforming 150K sq ft in Honolulu & LA. Previously, she founded Snow Monkey, reaching 3K+ distribution points & was awarded Forbes 30 Under 30. Investor in Sweetgreen, Oura, Space X.

"As a serial entrepreneur, I've built a real estate development company, Global Island Group (GIG), and invested in leading companies of our time, including Sweetgreen, Oura Ring, and SpaceX. I am always on the lookout for industry-shifting opportunities, and Blushington stands out as a pioneering force in the $646 billion beauty industry. With my experience managing over $60 million in real estate transactions and transforming

150,000 square feet of space, I see immense potential in Blushington's franchising model. My investment philosophy centers around three key criteria: a vast market opportunity, innovative solutions, and a tangible, positive impact on consumers and communities. Blushington ticks all these boxes with flying colors. Blushington's luxury-meets-express beauty experience caters to consumer demands in today's fast-paced world while empowering local entrepreneurs. The potential for the company to revolutionize the beauty industry and contribute to the growth of local economies is boundless. It's a privilege to be part of Blushington's community investment round."

 **Mark Maron**   Follow

"Prior to Co-Founding The Latigo Group, Mr. Maron was a partner at Acre Investment Corporation ("Acre"), a Bay Area real estate investment firm focused primarily on commercial real estate. While at Acre, Mr. Maron was responsible for raising capital for Acre's projects, including a number of properties anchored by 24 Hour Fitness that were subsequently sold for attractive returns to investors. Mr. Maron also created a multi-family division within Acre which later gave rise to the formation of the Latigo Group. Prior to his period with Acre, Mr. Maron was a General Partner for a series of funds associated with a large vertically integrated multi-family investment company. Prior to that, Mr. Maron served as a Managing Director of investment banking in the Los Angeles office of Lehman Brothers, Inc. from 2000 to 2005. Previously, Mr. Maron was with Credit Suisse First Boston Corporation (CSFB) from 1983 to 2000 where he was responsible for managing the firm's western region investment banking effort and coverage of CSFB's financial institution clients in the western United States. Mr. Maron was also a Director at True Religion Apparel, Inc. ("TRLG"/NASDAQ) from 2005 until 2014 when the company was sold to a private equity firm. Mr. Maron served as a Director at Anworth Mortgage, ("ANH"/ NYSE), a mortgage REIT located in Santa Monica, CA from 2014 to 2021 when the company was sold to another publicly traded mortgage REIT. Mr. Maron is also Chairman and a Director of Blushington Inc., a Los Angeles based beauty brand. Mr. Maron attended McGill University, where he graduated with a BA in 1978, and The Wharton School, where he earned an MBA in Finance in May 1982."



Faisal Charania
Syndicate Lead

Follow

Invested $25,000 ⓘ

"Blushington is the future of beauty and an ideal investment in experiential retail. The company has made meaningful strides to create a small business model that can be replicated successfully and profitably, and appealing to all facets of the consumer base. Blushington has distinguished itself amongst many and maintains a unique focus on customer service and competency, allowing for a more efficient marketing spend and reasonable expectation that more dollars will inevitably flow to the bottom line."

Our Team



Natasha Cornstein   CEO

Beauty visionary. Led Blushington digital transformation & launched franchising. Former CIRCA Global Director managing $5M+ media budget. Glossy 50 honoree. Courts of Dreams Foundation Co-Founder. Featured in NYTimes, Forbes. Washington University BA.



Nicki Maron   CMO

Marketing ace. Led Blushington brand refresh, social growth to 56K+ followers, & partnerships (The Marvelous Mrs. Maisel, Pretty Little Liars). Inaugural founding member of Visionary Women Under 35 &

Female Founders Collective. Washington University BA.



Stephi Cohen   CCO

Operator extraordinaire. Opened & operated 6 Blushington concept stores. Curated top-tier female-founded product lineup. Inaugural founding member of Visionary Women Under 35 & Female Founders Collective. University of Arizona BA.



Mark Maron   Chairman

Investor & Managing Partner of The Latigo Group ($1B+ Assets Under Development). Ex-Credit Suisse Managing Director. Advised on $10B+ in M&A transactions. Former Board Member of True Religion Jeans & Anworth Mortgage. McGill University BA. Wharton MBA.



Kendra Bracken-Ferguson   Advisor

Brand builder. Co-Founder of Digital Brand Architects, BeautyUnited, BrainTrust Founders Studio, & Fund 1. Former CEO of rē•spin by Halle Berry. Business of the Beat host. Essence Inspiring Black Executive. Purdue University BA. DeVry University MBA.



Jessica Bruner   Advisor

Real estate strategist with 20+ years experience. Former Managing Director at EDENS, shaping leasing strategy for 110 properties across 15.8M sq feet. BOND Retail Partners Founding Partner. Bartaco & Colada Shop Board Member. University of Maryland BA.



Joanna Meiseles   Advisor



Joanna Meiseles Advisor

Franchising expert & iFranchise Group consultant. Founder of Turbo 26 Studio & Snip-its, fastest-growing U.S. children's hair salon franchise. Built Snip-its to 63 franchise locations. Ex-Director at MassChallenge. Duke University BA. Babson College MBA.



Lisa Marie Ringus Advisor

Recruitment pro. 20+ years in executive hiring & team building. EVP & 12-year top performer at 24 Seven Talent, leading strategic & global accounts in marketing, digital, creative, & tech. Chief Founding Member. CEW Board Member. University of Denver BA.

Why Blushington?



Blushington is transforming the beauty experience for the 304M+ Americans who visit salons every year.

As a one-stop beauty franchise model offering blowouts, makeup, and skincare services, Blushington is designed to meet the diverse demands of all ages, hair textures, and skin tones—delivering a luxury-meets-express beauty experience in today's fast-paced world.

Our concept stores have serviced over 4M client appointments to date. Now, we're expanding nationally through our franchises and tech-enabled Artist platform that allow beauty professionals and franchisees to deliver superior services flexibly and conveniently. These opportunities leverage Blushington's trusted brand and extensive expertise to help build thriving businesses while making luxury self-care accessible to the masses.

Women want quality beauty services that work for them



1/6th of women's lives are spent on beauty.

| Time wasting - Appointments in different locations

| Long wait times

| Inconsistent quality

Women spend about one-sixth of their lives and over $250,000 on their beauty routines throughout their lives.

The beauty industry, however, is plagued by fragmented services, with appointments scattered across various locations, forcing women to waste already-scarce time traveling between hair, skincare, and makeup salons. High-end salons deliver quality services but at prohibitive, celebrity prices, while more affordable salons make quality tradeoffs.



Adding to the frustration is that most salons fail to offer inclusive services and products tailored to different ages, skin tones, and hair textures, leaving many women feeling overlooked and underserved with cluttered cabinets filled with ineffective items that promised unrealistic results.

Despite spending an average of $4K per year on beauty services, plus a significant sum on products, women face disjointed, frustrating, and budget-breaking experiences.

Blushington is changing that.

Blushington is a beauty services franchise concept...



Blushington's innovative beauty experiences offer unparalleled quality, personalization, and convenience– all at an affordable price.

...with hair, makeup, and skincare services in one appointment

With over a decade of proven success through our brick-and-mortar concept stores and a brand that consumers love, we're now scaling Blushington via our franchise model and tech-enabled Artist platform to bring our luxury beauty experiences to consumers nationwide.







Hair	Makeup	Skincare
Blowouts	Full-face	Treatments
Treatments	Tutorials	Peels
Styling	Lashes	Facial Sculpting
Wigs	Bridal & Event Makeup	Consultations

Best-in-class beauty services for every age, hair texture, & skin tone

Blushington caters to all ages, skin tones, and hair textures. Whether clients receive services in person or online, we provide a welcoming environment where every client feels seen, valued, and empowered.



Our impeccably curated lineup of women-owned independent beauty brands, like Jouer, Danessa Myricks, Girlactik, Lawless, and Nudestix, ensures top-tier skincare, makeup, and beauty tools tailored to each client's unique needs.

Consistent Quality

5.0 ★	5-7+ yrs.
customer reviews	High staff retention rate

Loved & Trusted Brand

58K	20K
followers on Instagram	followers on Facebook

Diversified revenue streams drive enterprise value

Blushington's beauty franchising model generates revenue

Blushington's beauty franchising model generates revenue through a diversified and scalable business structure that includes brick-and-mortar locations, along with recurring revenue via our tech-enabled, subscription-based Artist platform.


Services
Revenue from Blushington Lounge appointments


Subscription Fees
Recurring revenue from tech-enabled platform


Franchise Fees & Royalties
Revenue from initial franchise sales & setup fees and ongoing royalties on service and product revenue


Product Sales
Revenue from high-quality beauty products and tools sold in-store and online

Blushington as a leading beauty franchising model

Building on the success of our proof-of-concept store in

Building on the success of our proof of concept store in NYC, which has served as a central hub attracting clients from around the world, Blushington is now implementing a franchise model to bring the brand to hubs nationwide, reaching new demographics who may not otherwise have access.

Blushington Franchise Model:

Brick & Mortar
High-traffic, permanent locations fostering long-term client relationships.

Through this franchise model, entrepreneurs thrive while leveraging Blushington's trusted brand and expertise with attractive and highly achievable franchisee returns.

Blushington’s proprietary training ensures consistently high-quality service across all franchises. Our positive culture leads to exceptional staff retention, with team members staying for over 5 to 7 years.





We're starting with Southeast and Southwest franchise locations that offer attractive rent and labor costs.

Our franchise cost compares favorably with other consumer franchise costs, ensuring an attractive investment for potential franchisees. We're focusing first on Southeast and Southwest franchise locations that offer attractive rent and labor costs to optimize profitability for our franchisees.

In just months, our franchise model has made significant headway

35+	$6.5M	First
Federal and State franchise registrations filed	pipeline value of prospective franchisees	franchise sold, in Florida

We're taking off

1.75x	4M+	$107
average services per visit	customer appointments	average order value per visit



Bringing Blushington to Artists everywhere with our integrated platform

Our subscription-based platform empowers beauty professionals to work independently under the Blushington brand. offering Artists the opportunity to leverage national visibility and customer acquisition through a searchable directory.

Subscribers gain access to a Bespoke Booking app and the opportunity to earn incremental revenues through an online storefront where members earn a 20% commission on product sales. The Artists retain 100% of their service revenues, with no upfront costs.



BLUSHINGTON
BOOK NOW
ARTIST DIRECTORY
Find A Blushington Pro Artist Or Beauty Expert Near You.
SEARCH
FEATURED CELEBRITY ARTISTS
CAMARA AUNIQUE
TONYA BREWER
LIZ CASTELLANOS
MONAÉ EVERETT
JESSICA PAYNE
SHOP WITH ME

Through the platform, consumers can seamlessly shop an artist's online storefront, enhancing access to luxury beauty experiences for those without a nearby Blushington Lounge and expanding our reach to untapped markets.

This model generates high-margin incremental revenues for Blushington while building brand awareness and credibility within the Pro Artist community.

Blushington's platform democratizes opportunities for entrepreneurs

1 in 5
Adults

founded their own business in the last 3.5 years

82%
More revenue

women-owned businesses outperformed male-owned in revenue growth, 2019-2023

50,000
Businesses

created every month in the US

Our clients love our services

 **Coleen S.**

Emma has done my makeup several times now and is fantastic—truly love her energy/passion for makeup.

 **Rachel L.**

If you're considering booking an appointment, don't think twice. Just do it.

 **Sarah O.**

Anari did a fabulous job with my hair! I walked out feeling so confident.

 **Natalie S.**

If you are visiting NYC or live in NYC, you will leave Blushington looking and feeling FANTASTIC!

 **Jessica L.**

From the moment we walked in, the staff was outstanding and the service impeccable.

 **Ella C.**

Bianca was wonderful. This was my first experience at a blow out bar and I absolutely loved it!!

The press raves about us

CEW COSMETIC EXECUTIVE WOMEN   yahoo! finance   WWD   AMERICAN SALON   BOF

MarketWatch   Forbes   4 NEW YORK   FOX5 NEW YORK   VOGUE

Brands love partnering with us

VERONICA BEARD   COSMOPOLITAN   seventeen   FARFETCH   CHAMPAGNE Veuve Clicquot

We're a fearless leadership team of beauty executives

   

Natasha Cornstein
CEO

Nicki Maron
Co-Founder & CMO

Stephi Cohen
Co-Founder

Mark Maron
Chairman

CIRCA   CREDIT SUISSE   BEAUTYINC

Washington

 **Wharton** UNIVERSITY *of* PENNSYLVANIA

 **Washington** University in St. Louis

 **G L O S S Y**

 Female Founder Collective

 abc

 **VV** VISIONARY WOMEN



Kendra Bracken-Ferguson
Advisor

Brand builder, co-founder: Digital Brand Architects, BeautyUnited, BrainTrust Founders Studio, Fund 1. Ex-CEO, rē•spin. Host, Business of the Beat. Essence Inspiring Black Exec. Purdue BA, DeVry MBA.



Jessica Bruner
Advisor

Real estate strategist, 20+ yrs experience. Ex-MD, EDENS (110 properties, 15.8M sq ft). Board Member: Bartaco, Colada Shop. U of Maryland BA. Extensive expertise in leasing strategies.



Joanna Meisles
Advisor

Franchising expert, iFranchise Group consultant. Founder: Turbo 26 Studio, Snip-its (63 franchises). Ex-Director, MassChallenge. Duke BA, Babson MBA.



Lisa Marie Ringus
Advisor

Exec recruitment pro, 20+ yrs. EVP, 24 Seven Talent (global accounts: marketing, digital, creative, tech). Chief Founding Member, CEW Board Member. U of Denver BA. Expert in team building.

Blushington's team of executives has advised on M&A deals valued at over $10B and managed media budgets of $5M+. We have a proven track record in beauty, marketing, franchising, and strategic brand development from global giants.

Our CEO Natasha Cornstein is a beauty visionary who led Blushington's transformation into e-commerce and launched the franchising model, making Blushington's luxury beauty services accessible nationwide. Named to the Glossy 50 and featured in The New York Times and Forbes, Cornstein's strategic vision and deep industry knowledge have firmly established Blushington as a trusted name in beauty.

The global beauty and personal care market is valued at a whopping $646B



$55.2B
Haircare Market
6.8% CAGR

$43B
Global Cosmetics Market
6.24% CAGR

BLUSHINGTON

$186B
Global Skincare Market
3.08% CAGR

The global beauty and personal care market is projected to reach $646B in 2024, growing at an annual rate of 3.33% over the next five years. The U.S. leads in revenue, with an expected $100B in 2024.

The beauty industry is historically recession-proof. Despite economic challenges, the U.S. beauty market remains strong as consumers prioritize self-care and natural products— highlighted by the beauty category's surging popularity on social media platforms like TikTok.



Several trends are underpinning this growth, including a global shift toward personalized beauty services. Consumers likewise now prioritize convenient, inclusive brands that cater to their specific beauty needs.

Blushington is strategically positioned to capitalize on these trends by offering curated products and tailored experiences that meet evolving consumer demands. As brick-and-mortar beauty stores evolve into experiential hubs with interactive demos and personalized services, Blushington sits at the intersection of this transformation, providing immersive experiences that align with consumers' shifting expectations.

Recurring revenue and franchisees will catapult growth



2028
$22M
Cumulative
Revenue

$9.2M

$6M

$3.5M

$1.7M

$656K

2024   2025   2026   2027   2028

*Assumptions: 130+ locations sold, 61 operating, 1,000 Pro Artist members

*Forward-looking projections not guaranteed

Driven by the booming beauty market and diversified, recurring revenue streams, we're set to surpass $21M in cumulative revenue within five years.

Our $6.5M pipeline of prospective franchisees reflects high demand for this opportunity, with the first location already sold in Florida. Franchise fees and 7% royalties are projected to significantly boost recurring revenue as the franchising model grows.

Blushington is at the forefront of express luxury beauty services



Franchise Model Launch	Wig Service Launch	Freelance Arist Membership Launch	Proprietary Blushington Products Launch	GOAL 130+ Locations Sold 61 Operating 1000+ Pro Artist Members
Jan 2024	Jun 2024	Q1 2025	Q1 2027	2029

*Note: Forward-looking projections not guaranteed

We're raising capital to scale our franchise model and reach via our tech-enabled platform. Our goal is to have 130 locations sold and 61 operating within five years, bringing our express luxury experience to new markets across the U.S. and globally.

In summer 2024, we'll also introduce wig styling services, expanding our market reach while utilizing existing personnel and inventory.

The beauty franchise market boasts attractive comps





The strategic acquisition of major franchise companies like European Wax Center ($910M enterprise value) and DryBar ($255M acquisition) by larger entities illustrates the high demand for scalable, high-performing brands like Blushington.

Invest in *the* beauty franchise

Blushington was founded on the belief that the beauty industry should be inclusive and available to all, regardless of income, age, skin tone, or hair texture. We envision a new era of beauty experiences: where personalized beauty is easily accessible to *everyone*, whether it's in our Lounges or online through our tech-enabled platform through our teen-enabled platform.

Now, we're offering those who share this vision the opportunity not only to become Blushington franchisees but also to own a financial stake in our success. We're raising on Wefunder so our clients and earliest supporters can join us as we build this better future of beauty experiences, together.

Join us in shaping a world where beauty is for all. Invest in Blushington today.

